UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ProPetro Holding Corp.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

74347M108
(CUSIP Number)

April 26, 2024**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Please note this constitutes a late filing due to a clerical oversight.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	74347M108	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	Jeal Intec, S.L. No I.R.S. Identification Number
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	Spain

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED	6	SHARED VOTING POWER	6,440,979
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	6,440,979

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,440,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.02%
12	TYPE OF REPORTING PERSON	OO

(1)	Based on the quotient obtained by dividing (a) the aggregate number of shares of common stock held by Jeal Intec, S.L. by (b) the 107,039,149 total shares of common stock outstanding as of April 26, 2024, as reported by the Issuer on its Form 10-Q filed on May 2, 2024.

CUSIP No.	74347M108	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	Jesús Alonso Villarón No I.R.S. Identification Number
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	Avilés, Spain

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED	6	SHARED VOTING POWER	6,440,979
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	6,440,979

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,440,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.02%(1)
12	TYPE OF REPORTING PERSON	IN, HC

(1)	Based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by Jesús Alonso Villarón (held of record by Jeal Intec, S.L. in which Jesús Alonso Villarón holds 100% of the share capital) by (b) the 107,039,149 total shares of common stock outstanding as of April 26, 2024, as reported by the Issuer on its Form 10-Q filed on May 2, 2024.

Item 1.

(a) Name of Issuer: ProPetro Holding Corp. (the “Issuer”).

(b) Address of Issuer's Principal Executive Offices: 303 W. Wall Street, Suite 102, Midland, Texas 79701

Item 2.

(a) Name of Person Filing: Jeal Intec, S.L. (a “Reporting Person”)

(b) Address of Principal Business Office or, if none, Residence: Calle Velazquez 57, 6 Derecha, 28010 Madrid

(c) Citizenship: Jeal Intec, S.L. is a Sociedad limitada organized under the laws of Spain

(d) Title of Class of Securities: Common stock, par value $0.001 per share

(e) CUSIP Number: 74347M108

(a) Name of Person Filing: Jesús Alonso Villarón (a “Reporting Person” and together with Jeal Intec, S.L., the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence: Calle Velazquez 57, 6 Derecha, 28010 Madrid

(c) Citizenship: Spain

(d) Title of Class of Securities: Common stock, par value $0.001 per share

(e) CUSIP Number: 74347M108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned by Jeal Intec, S.L.: 6,440,979*

(b) Percent of class: 6.02%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,440,979*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,440,979*

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned by Jesús Alonso Villarón: 6,440,979*

(b) Percent of class: 6.02%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,440,979*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,440,979*

* Jeal Intec, S.L. is the record holder of 6,440,979 shares of common stock. Jesús Alonso Villarón is the beneficial owner of the 6,440,979 shares of common stock held by Jeal Intec, S.L. Jesús Alonso Villarón has the sole investment and dispositive power over the securities held of record by Jeal Intec, S.L.

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Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2024

Jeal Intec, S.L.

By:	/s/ Jeal Intec, S.L.
Name: Jesús Alonso Villarón
Title: Member

Jesús Alonso Villarón

By:	/s/ Jesús Alonso Villarón
Individually

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JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that s/he or it knows or has reason to believe that such information is inaccurate.

Dated: May 28, 2024

Jeal Intec, S.L.

By:	/s/ Jeal Intec, S.L.
Name: Jesús Alonso Villarón
Title: Member

Jesús Alonso Villarón

By:	/s/ Jesús Alonso Villarón
Individually

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